Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
(852) 2514-7650	clin@stblaw.com

March 29, 2019

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Lisa Kohl, Esq., Legal Branch Chief

Ms. Mara Ransom, Esq., Assistant Director

Ms. Katherine Bagley, Esq., Staff Attorney

Ms. Jennifer Thompson, Accounting Branch Chief

Ms. Lisa Sellars, Staff Accountant

Re:                             Ruhnn Holding Limited

Amendment No. 2 to Registration Statement on Form F-1

File Number: 333-230082

Ladies and Gentlemen:

On behalf of our client, Ruhnn Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of the Amendment No. 2, which has been marked to show changes to the Registration Statement filed with the Commission on March 22, 2019 (the “March 22 Filing”).

The Company has responded to the Staff’s comments contained in the comment letter dated March 27, 2019 from the Staff (the “March 27 Comment Letter”) by revising the March 22 Filing or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the March 27 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference.  We have included page numbers to refer to the location in the Amendment No. 2 where the disclosure addressing a particular comment appears.

*       *       *       *       *

Amendment No. 1 to Registration Statement on Form F-1 filed on March 22, 2019

Risks Relating to Our ADSs and This Offering

“Your rights to pursue claims against the depositary as a holder of ADSs . . . .”, page 53

1.                                      We note your disclosure that, under the deposit agreement, actions or proceedings “against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, or by virtue of owning the ADSs may only be instituted in a state or federal court in New York.” Please disclose whether this provision will apply to actions arising under the Securities Act or Exchange Act.

The Company respectfully advises the Staff that this provision will apply to actions that may arise under the Securities Act and the Exchange Act and the Company has revised the disclosure on pages 53 and 54 accordingly.

Capitalization, page 60

2.                                      Please show us your calculation for the increase in additional paid in capital from the actual column to the pro forma column to reflect the issuance of 44,165,899 Class A ordinary shares to Zhang Yi as part of the Hangzhou Dayi Minority Interest Acquisition.

In response to the Staff’s comment, the Company has provided below the calculations for the increase in additional paid in capital of RMB98,376 thousands representing the movement from the actual column to the pro forma column in the Capitalization Table as part of the Hangzhou Dayi Minority Interest Acquisition. Essentially, the increase of RMB98,376 thousands is the net impact to additional paid in capital based on an allocation of fair value of shares issued in exchange of the exclusive cooperation rights and the non-controlling interests of Hangzhou Dayi.

Amounts in RMB thousands, except for share and per share data
Number of shares issued to Zhang Yi (a)	44,165,899
Fair value per share based assumed initial public offering price (b)	17.1888
Fair value of shares issued to Zhang Yi (a*b)	759,157

Fair value of shares issued to Zhang Yi is allocated to the following assets acquired on the basis of relative fair values
Exclusive cooperation rights	109,403
Acquisition of non-controlling interest in Hangzhou Dayi	649,754

With the assistance of a third party independent valuer, the Company determined the valuation of the exclusive cooperation rights using a discount cash flow model. This journal entry is to record the acquisition of exclusive assets based on the fair value of allocated issued shares.

Dr.	Exclusive cooperation rights (Assets)	109,403
Cr.	Additional paid-in capital	109,403

To account for the acquisition of the non-controlling interest of Hangzhou Dayi in accordance with ASC 810-10-45-23

Dr.	Additional paid-in capital	660,781
Cr.	Non-controlling interests of Hangzhou Dayi (1)	11,027
Cr.	Additional paid-in capital	649,754

As a result of the transaction, the Company acquired all of the non-controlling interests of Hangzhou Dayi for a consideration of RMB 649,754 thousands based on the fair value of shares allocated.  The carrying value of the NCI relating to Hangzhou Dayi at the date of the exchange was negative RMB 11,027 thousands which was due to accumulated losses from its operations.  A loss of RMB660,781 thousands is resulted in the acquisition of the non-controlling interest as the excess of the fair value consideration paid of RMB649,754 thousands based on shares issued over the adjustment to the carrying amount of the non-controlling interest of negative RMB 11,027 thousands.

In accordance with ASC 810-10-45-23, the Company accounted for the transaction by recording issuance of shares in fair value of RMb649,754 thousands, the loss of RMB 660,781 thousands resulted in the acquisitions of non-controlling interest of Hangzhou Dayi in paid-in capital with a credit to the non-controlling interest account in the amount of 11,027 thousand effectively zero-ing out the previous carrying amount of non-controlling interest before the acquisition.

Net impact on additional paid-in capital:

Dr.	Exclusive cooperation rights (Assets)	109,403
Cr.	Non-controlling interests of Hangzhou Dayi	11,027
Cr.	Additional paid-in capital	98,376

3.                                      Please tell us why the line item in your capitalization table describing your Class A ordinary shares indicates that 186,238,409 Class A shares are issued and outstanding under each of the pro forma and pro forma as adjusted scenarios. We note from your disclosures on page 60 that the pro forma as adjusted scenario includes your offering, while the pro forma scenario does not; therefore, it appears the number of Class A shares outstanding for these two scenarios should differ by 50 million.

The Company respectfully advises the Staff that the Staff’s observation is appropriate given that the Class A shares under the pro forma scenario should clearly differentiate with the pro forma as adjusted scenario.

In response to the Staff’s comment, the Company has corrected the capitalization table to clearly reflect a) the pro forma shares upon the Hangzhou Dayi Minority Interest Acquisition and b) the pro forma as adjusted shares that reflects both the share issuances from Hangzhou Dayi Minority Interest Acquisition as well as the Offering.

Please refer to page 61 of the Revised Registration Statement.

Dilution, page 62

4.                                      Please show us your calculations for all of the amounts in this section, including net tangible book value as of December 31, 2018 in RMB and USD and the per share and per ADS amounts, when presented, as well as all of the items in the table on page 62.

The Company respectfully advises the Staff that the Company has revised the dilution section to clearly show how the net tangible book value was calculated and accordingly further revised the figures on page 62 of the Revised Registration Statement.  In response to the Staff’s comment, the Company has provided below the calculations for all the amounts in this section.

	Before the Hangzhou Dayi Minority Interest Acquisition and this offering (a1)	After the Hangzhou Dayi Minority Interest Acquisition but before this offering (a2)	Offering (b)	After the Hangzhou Dayi Minority Interest Acquisition and this offering (c=a2+b)
Number of ordinary shares	319,406,760	363,572,659	50,000,000	413,572,659
Number of ADS	63,881,352	72,714,532	10,000,000	82,714,532

	RMB (d)	USD (e)
Offering price per ordinary share	17.19	2.50
Offering price per ADS	85.94	12.50

	RMB(‘000)	USD(‘000)
Gross Offering proceeds for ordinary shares (b*d)	859,500	125,000
IPO expenses	(23,033)	(3,350)
Underwriters’ commissions (7%*b*d)	(60,165)	(8,750)
Net proceeds from this offering (f)	776,302	112,900

Net tangible book value calculation as of December 31, 2018

	RMB	USD
Total Assets	689,424,449	100,272,629
Less: Intangible assets, net	(3,192,347)	(464,308)
Goodwill	(1,002,000)	(145,735)
Prepaid IPO expenses	(2,412,683)	(350,910)
Total liabilities	(847,870,108)	(123,317,594)
Net tangible book value as of December 31, 2018 (g)	(165,052,689)	(24,005,918)

	RMB	USD
Net tangible book value per ordinary share before the Hangzhou Dayi Minority Interest Acquisition and this offering (g/a1)	(0.52)	(0.08)
Net tangible book value per ADS before the Hangzhou Dayi Minority Interest Acquisition and this offering (g/a1)	(2.58)	(0.38)

	RMB(‘000)	USD(‘000)
Net tangible book value as of December 31, 2018 (g/1000)	(165,053)	(24,006)
Exclusive cooperation rights (assets)	109,403	15,912
Pro forma net tangible book value after giving effect to the Hangzhou Dayi Minority Interest Acquisition but before this offering (i)	(55,650)	(8,094)

	RMB(‘000)	USD(‘000)
Net tangible book value as of December 31, 2018 (g/1000)	(165,053)	(24,006)
Net proceeds from the Offering	776,302	112,900
Exclusive cooperation rights (assets) (Note 1)	109,403	15,912
Pro forma net tangible book value after the Hangzhou Dayi Minority Interest Acquisition and this offering (h)	720,652	104,806

Note 1: the Company has determined that exclusive cooperation rights can be sold separately, as such should be include in the pro forma tangible book value.

USD
Pro forma as adjusted net tangible book value per ordinary share after giving effect to the Hangzhou Dayi Minority Interest Acquisition but before this offering (i/a2)	(0.02)
Pro forma as adjusted net tangible book value per ADS after giving effect to the Hangzhou Dayi Minority Interest Acquisition but before this offering (i/a2)	(0.11)

USD
Pro forma net tangible book value per ordinary share after giving effect to the Hangzhou Dayi Minority Interest Acquisition and this offering (h/c)	0.25
Pro forma net tangible book value per ADS after giving effects to the Hangzhou Dayi Minority Interest Acquisition and this offering (h/c)	1.27

Increase in pro forma net tangible book value per ordinary share (h/c-g/a1)	0.33
Increase in pro forma net tangible book value per ADS (h/c-g/a1)	1.65

Dilution in net tangible book value per ordinary share (e-h/c)	2.25
Dilution in net tangible book value per ADS (e-h/c)	11.23

Sensitivity Calculation	USD
(US$1.00 increase Per ADS)
Increase by US$0.2 per share (j=1/5)	0.20
Net tangible book value before Hangzhou Dayi Minority Interest Acquisition and this offering (g)	(24,005,918)
Add: Gross proceeds from this offering (b*(e+j))	135,000,000
Exclusive cooperation rights (assets)	15,912,006
Less: Underwriting expense and other expenses	(12,800,013)
Pro forma net tangible book value after giving effect to the Hangzhou Dayi Minority Interest Acquisition and this offering (k)	114,106,075
Less: Pro forma net tangible book value after the Hangzhou Dayi Minority Interest Acquisition and this offering (h*1000)	(104,806,075)
Increase (decrease) pro forma net tangible book value (k-h)	9,300,000

USD
Pro forma net tangible book value per ordinary share after giving effects to the Hangzhou Dayi Minority Interest Acquisition and this offering (k/c)	0.28
Pro forma net tangible book value per ADS after giving effects to the Hangzhou Dayi Minority Interest Acquisition and this offering (k/c)	1.38

Increase in pro forma net tangible book value per ordinary share (k/c-h/c)	0.02
Increase in pro forma net tangible book value per ADS (k/c-h/c)	0.11

Dilution in net tangible book value per ordinary share (l=e+j-k/c)	2.42
Dilution in net tangible book value per ADS (l=e+j-k/c)	12.12

Increase in dilution in net tangible book value per ordinary share (l-(e-h/c))	0.18
Increase in dilution in net tangible book value per ADS (l-(e-h/c))	0.89

Appointment and Nomination of Directors, page 147

5.                                      We note your response to comment 2, and your revised disclosure referring to your second amended and restated memorandum and articles of association and removing the reference to “applicable laws.” We note, however, that Section 120 of your amended and restated memorandum and articles of association states “[s]ubject to applicable laws, the Directors may appoint any person to be a director . . . .” Please elaborate upon the referenced “applicable laws.”

The Company respectfully advises the Staff that it has included the proviso, “[s]ubject to applicable laws”, in Section 120 of its second amended and restated memorandum and articles of association in order to remind its Directors that, when they exercise their power under this Section to appoint any person to be a Director, they must comply with all laws that are applicable to the Company at the time.  The Company further advises the Staff that there is currently no law applicable to the Company that restricts the Directors’ power to appoint additional Directors, and therefore the Company removed the reference to “applicable laws” in Amendment No. 1 to the Registration Statement to avoid any confusion to investors. However, the laws of the Cayman Islands where the Company is incorporated may change and the Company may become subject to new laws in the future, and therefore the Company believes it’s prudent to include the above-mentioned proviso in its second amended and restated memorandum and articles of association.

*       *       *       *       *

The Company expects to price the initial public offering on or about April 2, 2019. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this offering timetable.

If you have any question regarding the Amendment No. 2, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Yi Gao at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Kevin Lin at +86-21-6141-2196 (work) or kelin@deloitte.com.cn (email) of Deloitte Touche Tohmatsu Certified Public Accountants LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris Lin
Chris Lin

Enclosures

cc:                                Ruhnn Holding Limited

Min Feng, Chairman

Lei Sun, Director and Chief Executive Officer

Zhenbo Chi, Chief Financial Officer

Wen Zhou, Vice President

Simpson Thacher & Bartlett

Daniel Fertig

Yi Gao

Latham & Watkins LLP

Allen C. Wang

Deloitte Touche Tohmatsu Certified Public Accountants LLP